MEMORANDUM OF AGREEMENT

Dated: **18 March 2011**

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Cobelfret Bulk Carriers N.V. of Antwerp hereinafter called the Sellers, have agreed to sell, and 1
Rosario Maritime Inc. of Marshall Islands
hereinafter called the Buyers, have agreed to buy 2

Name: **Lowlands Patrasche**		3
Classification Society/Class: **ABS**		4
Built: **2007**	By: **Tsuneishi Heavy Industries Cebu**	5
Flag: **Belgian**	Place of Registration: **Belgium**	6
Call Sign: **ONGG**	Grt/Nrt: **32387/19450**	7
Register Number:/ IMO Number **01.00.742.2010 / 9340506**		8

hereinafter called the Vessel, on the following terms and conditions: 9

Definitions 10

"Banking days" are days on which banks are open both in the country of the currency 11
stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8 and in 12
Greece.
"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, 13
a registered letter, telex, telefax or other modern form of written communication. 14

"Classification Society" or "Class" means the Society referred to in line 4. 15

"Charterers" means Qingdao Ocean Shipping Co. Ltd. (Cosco Qingdao) of Qingdao

16

1. Purchase Price usd 30.300.000 (united states dollars thirty million and three hundred thousands only)

2. Deposit 17

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10 % 18
(ten per cent) of the Purchase Price within **3 (three)** banking days from the date of this 19
Agreement has been signed by email/facsimile by both parties and intention of sale with transfer 20
of ownership has been acknowledged by the Charterers. This deposit shall be placed with **Sellers nominated first class bank**
and held by them in a joint interest-bearing account for the Sellers and the Buyers, to be 21
released in accordance
with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the 22
Buyers. Any fee charged for opening/ holding / closing the said deposit shall be borne equally by 23
the Sellers and the 24
Buyers.

3. Payment 25

The balance of 90 percent of the ~~said~~ Purchase Price together with estimated amount for 26
lubricating oils remaining on board based on the Sellers and Buyers representatives agreed quantities and any other money payable by the Buyers to the Sellers in accordance with this agreement shall be remitted by the Buyers to the Sellers nominated bank/account on the date
~~shall be paid in full free of bank charges to———~~
~~on~~ **of** delivery of the Vessel in exchange for **Bill/s of sale and other documentation as agreed** 27
with the Buyers as they may reasonably require for registration and legal/valid transfer of the

vessel's title to the Buyers, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

4. Inspections

a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also ~~inspected~~ accepted the Vessel as per surveying report completed by Tecnitas at/in **Antwerp, Belgium** on **5th of February 2011** ~~and have accepted the Vessel following this inspection~~ and therefore the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~b)* The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within ——~~

~~The Sellers shall provide for inspection of the Vessel at/in ——~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~

~~Should notice of acceptance of the Vessel's classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~* *4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.*~~

5. Notices, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary as far as known by them and shall provide the Buyers with **30/21,-14/10/7**, and **3**days notice of the estimated time of arrival at the intended place of ~~drydocking/~~underwater inspection/delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth ~~or anchorage at/in ——~~ **at one safe port with a worldwide range.** in the Sellers' option. **If however despite all efforts by the Sellers the circumstances do not allow delivery to take place at berth then Buyers will take delivery at anchorage.**

Expected time of delivery: **between 01st July 2011 and 30th of September 2011 at the Sellers option.**

Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): **30th September 2011 at the Buyers option.**

If the vessel is ready for delivery after 31st of August 2011 then purchase price to be reduced by usd 9000 daily prorata.

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within ~~7 running~~**3 (three) banking** days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within ~~7 running~~ **3 (three) banking days** of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full

force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under <u>Clause 14</u> for the Vessel not being ready by
the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6. Drydocking/Divers Inspection

~~a)** The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.~~

b)** (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society at a suitable place within the last 2 (two) months prior to **the delivery of the Vessel. But in any case after Buyers representatives have gone on board for the purposes of clause 15 herein.** The Sellers shall at their
cost make the Vessel available for such inspection. The extent of the inspection and the Conditions under which it is performed shall be to the satisfaction of the Classification Society. ~~If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.

However, if such recommendation does not have to be repaired immediately but can be postponed until the next scheduled drydocking (ie that class accept such postponement of repairs), then such damage affecting vessel's class to be settled in cash in lieu of repairs. Such settlement to be based on cost of repairs estimated by two reputable shipyards/repair yards (one selected by the Buyer and one selected by the Seller and the average is taken) at port of delivery or nearby and is only to cover the estimated cost of repairs excluding the cost of entering/departing drydock and any other maintenance work and drydock cost which will be for the Buyers account. The repair compensation falls due immediately upon receipt of the estimated cost of repairs referred herein, and to be deducted from balance of purchase price paid at delivery.

The classification society shall decide whether the possible underwater damage affects the vessel's class aforesaid and whether the vessel shall or shall not be required to be drydocked. The decision by the classification society shall be final and binding for both parties.

(iii) If the Vessel is to be drydocked pursuant to <u>Clause 6 b) (ii)</u> and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per <u>Clause 5 b)</u>. Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per <u>Clause 5 b)</u> which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in <u>Clause 5 b)</u>) shall be extended by the additional time required for the

drydocking and extra steaming and/or waiting, but limited to a maximum of ~~14~~-30 running days.

c) If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.

(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

(iv) the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

** *6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.*

7. Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on Shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are to be
excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail - end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment and computers shall be included in the sale
without extra payment ~~if they are the property of the Sellers. Unused~~ Broached/unbroached stores and provisions shall be
included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale,

as well as the following additional items (including items on hire):

The Buyers shall take over the ~~remaining bunkers and~~ unused lubricating oils in designated storage tanks and/or Sealed/unbroached drums and pay the last net purchased prices supported by vouchers, including all discounts but ~~current net market price~~ ~~(~~excluding barging expenses~~)~~ at the port and on the date of delivery of the Vessel. It is understood that the Bunkers are the property of the time charterers and shall be dealt with the Buyers (as the new Owners) under the provisions of the charter party.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8. Documentation

The place of closing: At Sellers nominated bank or legal office in Belgium.

In exchange for payment of the Purchase Price the Sellers shall ~~furnish~~ provide the Buyers at the time and place of closing meeting with delivery documents~~, namely:~~ as reasonably required by the relevant authorities to transfer the ownership and register the vessel and which are to be listed in an Addendum to the MoA, promptly after the signing of this MoA by fax/e-mail by the Sellers and Buyers. Signing of this Addendum shall by no means to delay remittance of the deposit under the terms of the MoA.

~~a) Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~

~~b) Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~

~~c) Confirmation of Class issued within 72 hours prior to delivery.~~

~~d) Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~

~~e) Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

~~f) Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~

~~At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.~~

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9. Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all ~~charters,~~ encumbrances, Mortgages, claims, taxes and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have

been incurred prior to the time of delivery.

10. Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11. Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over in substantialy the same condition as she was at the time of inspection by Tecnitas as per clause 4 herein, fair wear and tear excepted, with swept cargo holds if the vessel is to be delivered at a loading port.
However, the Vessel shall be delivered with her class fully maintained without condition/recommendation*,
free of average damage affecting the Vessel's class, and with all her classification and trading certificates and
National/international certificates, as well as all other certificates the Vessel had at the time of inspection, valid and
unextended without condition/recommendation* by Class or the relevant authorities at the time of Delivery for a period of 3 (three) months. Continious Survey Machinery items if any to be valid and up to date at the time of delivery.

In the event that the classification society impose a condition of class concerning any other part of the vessel, except those parts related to clause 6 herein, which does not have to be repaired immediately but can be postponed until the next scheduled drydocking (ie that class accept such postponement of repairs), then such damage affecting vessel's class to be settled in cash in lieu of repairs.

Such settlement to be based on cost of repairs estimated by two reputable shipyards/repair yards (one selected by the Buyer and one selected by the Seller and the average is taken) at port of delivery or nearby and is only to cover the estimated cost of repairs excluding the cost of entering/departing drydock and any other maintenance work and drydock cost which will be for the Buyers account.

The repair compensation falls due immediately upon receipt of the estimated cost of repairs referred herein, and to be deducted from balance of purchase price paid at delivery.

"Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12. Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13. Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14. Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a

maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15. Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense ~~upon arrival at ——— on or about ———~~ **for maximum the last 2 (two) voyages prior to delivery. But in any case at least 1 (one) day prior to the underwater inspection as per clause 6 herein.**

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

16. Arbitration

a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

~~b)* This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~
~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

~~c)* Any dispute arising out of this Agreement shall be referred to arbitration at ———, subject to the procedures applicable there.~~
~~The laws of ——— shall govern this Agreement.~~

~~* 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.~~

17.

This sale is strictly on the basis of including the balance of her timecharter to Qingdao Ocean Shipping Co. Ltd. (Cosco Qingdao) of Qingdao at a daily rate of usd$ 16000 per day less 5% total commissions pursuant to c/p dated 1st of February, 2010 and commenced on 20th of February, 2010 for a period of about 59/61 months.

Sellers will notify the Charterers about the intended transfer of ownership as soon as possible but latest within 2 (two) business days of this agreement. Sellers to provide the text of a tripartite agreement which is to be agreed between Sellers, Buyers and the Charterers and to form an addendum of this MoA.

18.

Sellers are to confirm by letter on delivery that to the best of their knowledge the vessel is not black listed by the Arab boycott league in Damascus.

19.

This offer and subsequent discussions/negotiations are to be kept strictly private and confidential between the Buyers, the Sellers, the Charterers and the brokers and the sale is not to be reported other than the Buyers Securities and Exchange Commission disclosure requirement and the Nasdaq stock exchange.

However Buyers and Sellers obligations under this agreement shall remain in full force and effect even if despite all parties efforts the details of the sale/negotiations become known to the market.

For the Buyers

===============

G. KARAGEORGIOU
DIRECTOR / CEO

For the Sellers

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COBELFRET BULK CARRIERS NV
A. VERDONCK
Managing Director